Exhibit 99.1

News Release

Hexcel Corporation, 281 Tresser Boulevard, Stamford, CT 06901 (203) 969-0666

HEXCEL REPORTS 2009 FIRST QUARTER RESULTS

First Quarter 2009 Highlights

•                  Record operating income of $39.9 million (13.0% of sales) despite sales decline of 10.8% (5.5% in constant currency).

•                  Net income of $23.4 million, $0.24 per diluted share, versus $0.24 ($0.23 adjusted for one time items)  last year

Summary of Results from Operations

	Quarter Ended March 31,
(In millions, except per share data)	2009	2008	% Change

Net Sales	$307.3	$344.5	(10.8)%
Operating Income	39.9	36.4	9.6%
Net Income	23.4	23.2	0.9%
Diluted net income per common share	$0.24	$0.24	—%

Non-GAAP Measures for y-o-y comparisons:
Adjusted Operating Income (table C)	$39.9	$39.7	0.5%
As a % of sales	13.0%	11.5%
Adjusted Net Income (table D)	23.4	22.4	4.5%
Adjusted diluted net income per share	$0.24	$0.23	4.3%

STAMFORD, CT. April 27, 2009 — Hexcel Corporation (NYSE: HXL), today reported results for the first quarter of 2009.  Net sales during the quarter were $307.3 million, 10.8% lower than the $344.5 million reported for the first quarter of 2008.  Operating income for the period was $39.9 million, compared to $36.4 million last year.  The 2008 operating income included $2.7 million of pension settlement expense associated with the termination of Hexcel’s U.S. defined benefit pension plan.  Net income for the first quarter of 2009 was $23.4 million, or $0.24 per diluted share, compared to $23.2 million or $0.24 per diluted share in 2008.  Adjusted net income for the first quarter of last year 2008 was $0.23 per share, which excludes the one-time items related to the pension plan and a $2.5 million reinstatement of deferred tax assets previously written off (see Table D).

Chief Executive Officer Comments

Mr. Berges commented, “Our constant dollar revenue decline of 5.5% was disappointing, but we are pleased that the organizational response and solid execution led to record earnings this quarter.  Operational improvements at both existing and new facilities combined with good cost control helped boost margins 150 basis points at the adjusted operating income level and 180 basis points at the gross margin level despite lower sales in our core commercial aerospace market.  The decline in commercial aerospace is related to the 787 program delay, the rapidly declining business and regional aircraft market, the final effects of the Boeing strike, and customer inventory initiatives as we enter a more cautious period in the aerospace market.  However our two other core markets — space & defense and wind energy both delivered solid sales growth this quarter which helped our results.”

Mr. Berges continued, “As the clouds loomed on the horizon last fall, Hexcel shifted from growth mode and began positioning for a potential slowdown focusing on all elements of cost.  Also helping the quarter was improved mix as the investments in Hexcel carbon fiber are finally beginning to pay dividends.  Externally, exchange rates and energy related commodity costs which hurt us for much of last year, swung back in our favor in the quarter.  With the nature of global markets today, we don’t assume these external tailwinds to be anything other than temporary, but they combined with a lot of hard operations work to deliver a record operating income quarter.”

As for the future, Mr. Berges said, “Our previous planning assumption for flat to modest growth seems too optimistic and we are redoubling our efforts to manage costs. Based on the performance demonstrated in the first quarter, we now believe we can still achieve a modest adjusted EPS year over year gain if our revenues for the year decline 5% on a constant currency basis.  Unfortunately, our second half sales trend is still too difficult to project due to lack of 2010 visibility from our major customers.  However, a lull in our five year average sales growth rate of 12% provides us the opportunity to concentrate our resources on factory efficiencies and yields to both reduce cost and capital requirements going forward.”

Markets

Commercial Aerospace

•                  Commercial aerospace sales of $153.8 million declined 19.9% (16.4% in constant currency) for the quarter as compared to the first quarter 2008. Though large aircraft line rate reductions have been minimal to date, tighter management of inventory levels by our customers resulted in declines of both Airbus and Boeing related revenues. Additionally, the lingering effects of the Boeing strike are estimated to have caused about a $10 million sales decline.

•                  Sales to other aerospace, which includes regional and business aircraft customers, while down, were aided by some non-recurring sales.  This sub-segment continues to be most vulnerable in the near term and we expect further decline for the rest of the year.

•                  Revenues attributed to new aircraft programs (A380, A350, B787, B747-8) were about 10% of our commercial aerospace sales, down from the first half of last year due principally to the 787 delays.  We expect modest improvement in the quarters to come.

Space & Defense

•                  Space & Defense sales of $77.3 million for the quarter were up 4.0% (7.8% in constant currency) compared to the first quarter of 2008.  Rotorcraft continue to be a strong contributor and were over half of the Space & Defense sales for the quarter.

Industrial

•                  Total Industrial sales of $76.2 million for the first quarter of 2009 were down 2.7% in actual dollars but up nearly 10% on a constant currency basis over last year.  This increase was led by double digit real growth in wind energy.

•                  Industrial sales excluding wind energy were essentially flat for the quarter compared to first quarter 2008 in constant currency.  As expected, we have seen sharp year over year declines in automotive and recreation markets but they were offset by sales to the American Centrifuge Project and our new HexTOOL® product range.

Operations

•                  Gross margin increased to 25.1% for the quarter compared to 23.3% for the first quarter of 2008.  Favorable product mix, factory productivity initiatives, incremental improvements at our new European facilities, lower commodity and freight costs combined with a stronger dollar to deliver good gains despite the lower sales.  Foreign exchange rates, net of hedges, contributed about 75 basis points to improved gross margin percentage and about 100 basis points to operating income percentage.

•                  Our new China facility for wind energy is now in production and we expect it to reach full rate by the end of the second quarter of this year.  Construction for our new wind energy facility in Colorado progresses on schedule and we expect to begin the qualification process in the third quarter.

•                  Selling, general and administrative expenses in the quarter were $29.3 million versus $31.9 million in 2008 aided significantly by the weaker Euro and British pound.  In constant currency, these expenses were about 2% lower than last year.  Research and technology expenses of $7.8 million for the quarter were 8% lower than last year but slightly higher on a constant currency basis.

Tax

•                  The tax provision was $11.2 million for the first quarter of 2009, resulting in an effective tax rate of 32.5%.  This reflects the benefits from the tax planning strategies we began to review and implement over the last three quarters and we expect this to be in the range of our new underlying run-rate.

Cash and Other

•                  Total debt, net of cash as of March 31, 2009 was $371.6 million, an increase of $27.9 million during the quarter.  The usage is driven primarily by a $35 million increase in accounts receivable due primarily to seasonally higher sales in March as compared to December. A $17 million decrease in accounts payable and accrued liabilities is a result of improved inventory levels as well as typical first quarter payments such as employee benefits and variable compensation settlements.

•                  At March 31, we had no amounts outstanding on our $125 million revolver facility.  After considering the $13.2 million of outstanding letters of credit, we had $138.8 million of cash on hand and available borrowings under the revolver facility. We have begun discussions with lenders and expect to replace or extend our senior secured credit facility well before the March 1, 2010 expiration of the revolver.

•                  Equity in earnings for the quarter was $0.1 million as compared to $1.4 million in 2008.  Our remaining joint venture in Malaysia was still impacted by the Boeing strike and the start-up of new programs.  The first quarter 2008 results also included equity in earnings from a joint venture in China which we sold in July 2008.

•                  We remain committed to positive free cash flow for the year.  We continue to closely match our capital spending plans with our long term growth assumptions especially for the ultimate ramp-up of new composite-intensive commercial aircraft programs and wind turbines.  We reaffirm that capital expenditures for 2009 will be less than $100 million and project 2010 spending of no more than $125 million.

*****

Hexcel will host a conference call at 11:00 A.M. ET, tomorrow, April 28, 2009 to discuss the first quarter results and respond to questions.  The telephone number for the conference call is (719) 325-4764 and the confirmation code is 5407898.  The call will be simultaneously hosted on Hexcel’s web site at www.hexcel.com/investors/index.html. Replays of the call will be available on the web site for approximately three days.

*****

Hexcel Corporation is a leading advanced composites company.  It develops, manufactures and markets lightweight, high-performance structural materials, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, used in commercial aerospace, space and defense and industrial applications such as wind turbine blades.

*****

Disclaimer on Forward Looking Statements

This press release contains statements that are forward looking, including statements relating to anticipated trends in constant currency for the market segments we serve (including changes in commercial aerospace revenues, the estimates and expectations based on aircraft production rates made publicly available by Boeing and Airbus, the revenues we may generate from an aircraft model or program, the impact of delays in new aircraft programs, the outlook for space & defense revenues and the trend in wind energy, recreation and other industrial applications); our ability to maintain and improve margins in light of the ramp-up of new facilities and the current economic environment; our ability to successfully refinance our credit facility at acceptable terms; and the impact of the above factors on our expectations of 2009 financial results.  Actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements and cost reductions, conditions in the financial markets and changes in currency exchange rates, interest rates, environmental regulations and tax codes.  Additional risk factors are described in our filings with the SEC.  We do not undertake an obligation to update our forward-looking statements to reflect future events.

Contact Information
Investors:	Media:
Wayne Pensky	Michael Bacal
(203) 352-6839	(203) 352-6826
wayne.pensky@hexcel.com	michael.bacal@hexcel.com

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

	Unaudited
	Quarter Ended March 31,
(In millions, except per share data)	2009	2008
Net sales	$307.3	$344.5
Cost of sales	230.3	264.4

Gross margin	77.0	80.1
% Gross margin	25.1%	23.3%

Selling, general and administrative expenses	29.3	31.9
Research and technology expenses	7.8	8.5
Business consolidation and restructuring expenses	—	0.6
Other operating expense (a)	—	2.7
Operating income	39.9	36.4
Interest expense, net	5.4	5.0
Income before income taxes and equity in earnings from affiliated companies	34.5	31.4
Provision for income taxes (b)	11.2	9.6
Income before equity in earnings from affiliated companies	23.3	21.8
Equity in earnings from affiliated companies	0.1	1.4
Net income	$23.4	$23.2

Basic net income per common share:	$0.24	$0.24

Diluted net income per common share:	$0.24	$0.24

Weighted-average common shares:
Basic	96.8	96.1
Diluted	97.2	97.7

(a)          Other operating expense for the quarter ended March 31, 2008 relates to the termination of our U.S. defined benefit plan.

(b)         Provision for income taxes for the quarter ended March 31, 2008 includes a $2.5 million benefit from the reinstatement of deferred tax assets previously written off.

Hexcel Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	Unaudited
(In millions)	March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$27.0	$50.9
Accounts receivable, net	217.8	189.4
Inventories, net	185.3	195.3
Prepaid expenses and other current assets	39.3	45.1
Total current assets	469.4	480.7

Property, plant and equipment	984.2	971.7
Less accumulated depreciation	(421.6)	(419.4)
Net property, plant and equipment	562.6	552.3

Goodwill and other intangible assets, net	55.7	56.0
Investments in affiliated companies	10.6	10.6
Deferred tax assets	81.5	88.3
Other assets	20.0	22.4
Total assets	$1,199.8	$1,210.3

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable and current maturities of capital lease obligations	$6.6	$2.1
Accounts payable	103.0	120.5
Accrued liabilities	91.9	101.6
Total current liabilities	201.5	224.2

Long-term notes payable and capital lease obligations	392.0	392.5
Other non-current liabilities	80.9	84.4
Total liabilities	674.4	701.1

Stockholders’ equity:
Common stock, $0.01 par value, 200.0 shares authorized, 98.5 shares issued at March 31, 2009 and 98.3 shares issued at December 31, 2008	1.0	1.0
Additional paid-in capital	530.7	526.1
Retained earnings	38.1	14.6
Accumulated other comprehensive loss	(19.9)	(8.7)
	549.9	533.0
Less – Treasury stock, at cost, 1.9 shares at March 31, 2009 and December 31, 2008	(24.5)	(23.8)
Total stockholders’ equity	525.4	509.2
Total liabilities and stockholders’ equity	$1,199.8	$1,210.3

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Year to Date Ended March 31,
(In millions)	2009	2008

Cash flows from operating activities
Net income	$23.4	$23.2

Reconciliation to net cash provided by (used for) operating activities:
Depreciation and amortization	10.9	11.0
Amortization of debt discount and deferred financing costs	0.5	0.4
Deferred income taxes	6.8	5.6
Business consolidation and restructuring expenses	—	0.6
Business consolidation and restructuring payments	(0.4)	(1.5)
Equity in earnings from affiliated companies	(0.1)	(1.4)
Share-based compensation	4.7	5.2
Excess tax benefits on share-based compensation	0.6	(0.4)

Changes in assets and liabilities:
Increase in accounts receivable	(35.5)	(35.3)
Decrease (increase) in inventories	4.6	(15.4)
Decrease in prepaid expenses and other current assets	2.0	4.6
Decrease in accounts payable/accrued liabilities	(17.1)	(13.3)
Other – net	2.7	2.0
Net cash provided by (used for) operating activities	3.1	(14.7)

Cash flows from investing activities
Capital expenditures and deposits for capital purchases	(28.1)	(43.9)
Net cash used for investing activities	(28.1)	(43.9)

Cash flows from financing activities
Borrowings from credit line	4.2	—
Proceeds from senior secured credit facility – revolver, net	—	55.7
Repayments of capital lease obligations and other debt, net	(0.1)	(0.1)
Activity under stock plans	(0.7)	(0.3)
Net cash provided by financing activities	3.4	55.3

Effect of exchange rate changes on cash and cash equivalents	(2.3)	1.6
Net decrease in cash and cash equivalents	(23.9)	(1.7)
Cash and cash equivalents at beginning of period	50.9	28.1
Cash and cash equivalents at end of period	$27.0	$26.4

Hexcel Corporation and Subsidiaries

Net Sales to Third-Party Customers by Market Segment

Quarters Ended March 31, 2009 and 2008	Table A

	(Unaudited)
	As Reported			Constant Currency (a)
(In millions) Market Segment	2009	2008	B/(W) %	FX Effect (b)	2008	B/(W) %
Commercial Aerospace	$153.8	$191.9	(19.9)	$(7.9)	$184.0	(16.4)
Space & Defense	77.3	74.3	4.0	(2.6)	71.7	7.8
Industrial	76.2	78.3	(2.7)	(8.8)	69.5	9.6
Consolidated Total	$307.3	$344.5	(10.8)	$(19.3)	$325.2	(5.5)

Consolidated % of Net Sales	%	%	%
Commercial Aerospace	50.0	55.7	56.6
Space & Defense	25.2	21.6	22.0
Industrial	24.8	22.7	21.4
Consolidated Total	100.0	100.0	100.0

(a)          To assist in the interpretation of our net sales trend, total net sales and sales by market for the quarter ended March 31, 2008 have been estimated using the same U.S. dollar, British pound and Euro exchange rates as applied for the respective period in 2009 and are referred to as “constant currency” sales.

(b)         FX effect is the estimated impact on “as reported” net sales due to changes in foreign currency exchange rates.

Hexcel Corporation and Subsidiaries

Segment Information	Table B

	(Unaudited)
(In millions)	Composite Materials	Engineered Products	Corporate & Other (a)	Total
First Quarter 2009
Net sales to external customers	$244.4	$62.9	$—	$307.3
Intersegment sales	9.1	—	(9.1)	—
Total sales	253.5	62.9	(9.1)	307.3

Operating income (loss)	45.0	8.8	(13.9)	39.9
% Operating margin	17.8%	14.0%		13.0%

Depreciation and amortization	9.8	1.0	0.1	10.9
Business consolidation and restructuring expenses	—	—	—	—
Stock-based compensation expense	1.3	0.3	3.1	4.7
Capital expenditures	27.4	0.2	0.5	28.1

First Quarter 2008
Net sales to external customers	$277.9	$66.6	$—	$344.5
Intersegment sales	11.0	0.3	(11.3)	—
Total sales	288.9	66.9	(11.3)	344.5

Operating income (loss)	44.4	8.0	(16.0)	36.4
% Operating margin	15.4%	12.0%		10.6%
Depreciation and amortization	9.9	1.1	—	11.0
Business consolidation and restructuring expenses	0.6	—	—	0.6
Stock-based compensation expense	1.1	0.2	3.9	5.2
Capital expenditures	42.3	0.6	1.0	43.9

(a)          We do not allocate corporate expenses to the operating segments.

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Operating Income	Table C

	Unaudited
	Quarter Ended March 31,
(In millions)	2009	2008
GAAP operating income	$39.9	$36.4
- Business Consolidation & Restructuring Expense	—	0.6
- Pension Settlement Expense	—	2.7
Non-GAAP Operating Income	$39.9	$39.7
% of Net Sales	13.0%	11.5%
Includes:
- Stock Compensation Expense	$4.7	$5.2

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Net Income	Table D

	Unaudited
	Quarter Ended March 31,
	2009		2008
(In millions, except per diluted share data)	As Reported	EPS	As Reported	EPS
GAAP net income	$23.4	$0.24	$23.2	$0.24
- Pension Settlement Expense (net of tax)	—	—	1.7	0.02
- Tax adjustments (a)	—	—	(2.5)	(0.03)
Non-GAAP net income	$23.4	$0.24	$22.4	$0.23

(a)          First quarter 2008 tax adjustment includes a $2.5 million benefit from the reinstatement of deferred tax assets previously written off.

Management believes that adjusted operating income and adjusted net income, which are non-GAAP measurements, are meaningful to investors because they provide a view of Hexcel with respect to ongoing operating results.  Special items represent significant charges or credits that are important to an understanding of Hexcel’s overall operating results in the periods presented. In addition, management believes that total debt, net of cash, which is also a non-GAAP measure, is an important measure of Hexcel’s liquidity. Such non-GAAP measurements are not recognized in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance.

Hexcel Corporation and Subsidiaries
Schedule of Net Income Per Common Share	Table E

	Unaudited
	Quarter Ended March 31,
(In millions, except per share data)	2009	2008
Basic net income per common share:
Net income	$23.4	$23.2
Weighted average common shares outstanding	96.8	96.1
Basic net income per common share	$0.24	$0.24

Diluted net income per common share:
Net income	$23.4	$23.2
Weighted average common shares outstanding — Basic	96.8	96.1

Plus incremental shares from assumed conversions:
Restricted stock units	0.1	0.3
Stock Options	0.3	1.3
Weighted average common shares outstanding—Dilutive	97.2	97.7
Diluted net income per common share	$0.24	$0.24

Hexcel Corporation and Subsidiaries
Schedule of Total Debt, Net of Cash	Table F

	Unaudited
	March 31,	December 31,	March 31,
(In millions)	2009	2008	2008
Notes payable and current maturities of capital lease obligations	$6.6	$2.1	$0.6
Long-term notes payable and capital lease obligations	392.0	392.5	371.1
Total Debt	398.6	394.6	371.7
Less: Cash and cash equivalents	(27.0)	(50.9)	(26.4)
Total debt, net of cash	$371.6	$343.7	$345.3